SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934
(Mark One)

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
For the fiscal year ended December 31, 2009
OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
For the transition period from                      to                     .
Commission file number 001-13941
Aaron’s, Inc. Employees Retirement Plan and Trust
Full title of the plan and the address of the plan, if different from that of the issuer named below
AARON’S, INC.
309 E. PACES FERRY ROAD, N.E.
ATLANTA, GA 30305-2377
This report contains a total of 14 sequentially numbered pages.
Exhibit Index appears on page 13.

Audited Financial Statements and Supplemental Schedules
Aaron’s, Inc. Employees Retirement Plan and Trust
(formerly Aaron Rents, Inc. Employees Retirement Plan and Trust)
Years Ended December 31, 2009 and 2008
With Report of Independent Registered Public Accounting Firm

Aaron’s, Inc.
Employees Retirement Plan and Trust
(formerly Aaron Rents, Inc. Employees Retirement Plan and Trust)
Audited Financial Statements and Supplemental Schedule
Years Ended December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm
The Employee Benefits Committee
Aaron’s, Inc. Employees Retirement Plan and Trust
We have audited the accompanying statements of net assets available for benefits of Aaron’s, Inc. Employees Retirement Plan and Trust (formerly Aaron Rents, Inc. Employees Retirement Plan and Trust) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with US generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2009 and delinquent participant contributions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Atlanta, GA
June 29, 2010

Aaron’s, Inc.
Employees Retirement Plan and Trust
(formerly Aaron Rents, Inc. Employees Retirement Plan and Trust)
Statements of Net Assets Available for Benefits

	December 31
	2009	2008

Assets
Investments, at fair value	$25,742,865	$21,667,384
Contributions receivable:
Employer	3,131	5,863
Participant	8,615	15,907

Net assets reflecting investments at fair value	25,754,611	21,689,154

Adjustments from fair value to contract value for fully benefit-responsive instrument contracts	(81,876)	—

Net assets available for benefits	$25,672,735	$21,689,154

See accompanying notes.

Aaron’s, Inc.
Employees Retirement Plan and Trust
(formerly Aaron Rents, Inc. Employees Retirement Plan and Trust)
Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2009	2008
Additions to net assets attributed to:
Interest and dividend income	$440,349	$352,470
Contributions:
Participants	2,346,562	2,576,956
Employer	835,053	848,119
Rollover	40,123	42,478

Total additions	3,662,087	3,820,023

Net appreciation (depreciation) in fair value of investments	3,023,547	(4,008,722)

Deductions from net assets attributed to:
Benefits paid to participants	(2,702,053)	(3,960,833)

Net increase (decrease) in net assets available for benefits	3,983,581	(4,149,532)
Net assets available for benefits at beginning of year	21,689,154	25,838,686

Net assets available for benefits at end of year	$25,672,735	$21,689,154

See accompanying notes.

Aaron’s, Inc.
Employees Retirement Plan and Trust
(formerly Aaron Rents, Inc. Employees Retirement Plan and Trust)
Notes to Financial Statements
December 31, 2009
1. Description of the Plan
The following description of the Aaron’s, Inc. Employees Retirement Plan and Trust, formerly Aaron Rents, Inc. Employees Retirement Plan and Trust, (the Plan) is provided for general information purposes only. More complete information regarding items such as vesting, benefit provisions, and Plan termination may be found in the Summary Plan Description, which has been distributed to all participants, and the Plan document, which is available to all participants upon request.
The Plan is a defined contribution plan covering substantially all employees of Aaron’s, Inc., (the Company). Any employee of the Company who attains 21 years of age and has completed one year of service (as defined in the Plan document) is eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
The Plan is administered by the Employee Benefits Committee (the Committee) appointed by the Board of Directors of the Company. The duties of the Committee include interpretation of the Plan document, determination of benefits due to participants, and authorization of disbursements from the net assets available for benefits.
Participation in the Plan is voluntary and participants may contribute up to ten percent of their annual compensation in the form of a salary deferral, thereby deferring related income taxes pursuant to Section 401(k) of the Internal Revenue Code (Code). Participants may also contribute up to an additional ten percent of their aggregate annual compensation paid by the Company during all years they have been a participant in the Plan and any other qualified retirement plan adopted by the Company; however, income taxes on this additional portion of the participant’s compensation may not be deferred. The Company matches 50% of the first 4% of compensation that a participant contributes to the Plan.
Individual accounts are maintained for each participant. Participants direct their contributions into various options offered by the Plan and can change their investment options on a daily basis. Investment income earned by the Plan is allocated to participants’ accounts based upon relative balances of the individual accounts as of the valuation date for which the allocation is being made. At the discretion of the Company, forfeitures may reduce the matching contribution required for the current Plan year or may be allocated to participants’ accounts pro rata based on compensation. For the year ended December 31, 2009 and 2008, the Company elected to reduce its matching contribution by forfeitures of $51,439 and $122,820, respectively. Unallocated forfeiture account balances totaled $689 and $3 for the years ended December 31, 2009 and 2008, respectively.

Participants are immediately vested in their contributions and earnings thereon. The Plan provides for 20% vesting of Company’s matching contributions after two years of service (as defined in the Plan document) are completed with subsequent vesting at an additional 20% per service year until the participant is fully vested.
A participant’s total account balance is payable either in a lump-sum distribution or by regular periodic installments upon his or her retirement, death, or disability. Upon termination of service, only the vested portion of the participant’s account becomes payable. In the event of a participant’s death or permanent and total disability, his or her interest in the Plan will become fully vested.
The Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination (or permanent discontinuance of contributions to the Plan), all amounts credited to the accounts of the participants will become 100% vested. The Plan’s assets will be distributable to the participants in accordance with the respective values of their accounts.
2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.
Payment of Benefits
Benefits are recorded when paid.
Valuation of Investments
The Plan’s investments are stated at fair value. Shares of mutual funds and Aaron’s, Inc. common stock investments are valued based on quoted market prices in an active market.
The Plan invests in fully benefit-responsive investment contracts through a common collective trust (SunTrust Retirement Stable Asset Fund B). The statements of net assets available for benefits present the fair value of the Plan’s interest in the SunTrust Retirement Stable Asset Fund B; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contact value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the SunTrust Retirement Stable Asset Fund B represents contributions plus earnings, less participant withdrawals and administrative expenses.

The Plan accounts for fair value in accordance with Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). ASC 820 outlines a valuation framework and creates a fair value hierarchy in order to increase the consistency and comparability of fair value measurements and the related disclosures and prioritizes the inputs used in measuring fair value as follows:
Level 1: Observable inputs such as quoted prices in active markets;
Level 2: Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and;
Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
The following tables set forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value.

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Company stock	$6,618,881	$—	$—	$6,618,881
Common trust fund*	—	3,909,092	—	3,909,092
Mutual funds:
U.S. securities	12,312,422	—	—	12,312,422
International securities	1,482,948	—	—	1,482,948
Bonds	1,419,522	—	—	1,419,522

Total assets at fair value	$21,833,773	$3,909,092	$—	$25,742,865

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Company stock	$6,552,430	$—	$—	$6,552,430
Common trust fund*	—	3,751,047	—	3,751,047
Mutual funds:
U.S. securities	9,059,689	—	—	9,059,689
International securities	866,283	—	—	866,283
Bonds	1,437,935	—	—	1,437,935

Total assets at fair value	$17,916,337	$3,751,047	$—	$21,667,384

*
This category includes investments in SunTrust Retirement Stable Asset Fund B that is designed to deliver safety and stability by preserving principal while also seeking a reasonable stable monthly return and high degree of liquidity for participant withdrawals. This fund is primarily invested in a variety of investment contracts such as guaranteed investment contracts issued by insurance companies and other financial institutions and other investment products (synthetic guaranteed investment contracts and collective trust funds). The net asset value at contract value is determined each day (“valuation date”). Fund units are issued and redeemed based upon the net asset value per unit at contract value on the valuation date. The fair value of the fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would received if they were to initiate permitted transactions under the terms of the Plan.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Administrative Costs
The Company pays all administrative costs of the Plan.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedules. Actual results could differ from those estimates and the differences could be significant.

3. Investments
During the year ended December 31, 2009 and 2008, the Plan’s investments (including investments purchased, sold, and held during the year) appreciated/(depreciated) in fair value as follows:

	December 31
	2009	2008

Mutual funds (quoted market prices)	$2,641,622	$(6,041,755)
Aaron’s, Inc. common stock (quoted market price)	299,456	1,917,919
Common trust fund (quoted redemption price)	82,469	115,114

	$3,023,547	$(4,008,722)

Investments that represent 5% or more of the value of the Plan’s net assets are as follows:

	December 31
	2009	2008

Aaron’s, Inc. Common Stock Fund	$6,618,881	$6,552,430
SunTrust Bank:
SunTrust Retirement Stable Asset Fund B (at contract value)**	3,827,216	3,751,047
Ridgeworth Large Cap Value Fund	3,520,027	2,810,227
Ridgeworth Small Cap Value Fund	2,383,743	1,527,612
Alliance Bernstein Balanced Fund Shares A	2,134,414	1,861,542
Ridgeworth Large Cap Growth Fund	2,039,575	1,466,511
Franklin Small-Mid Cap Growth Fund	1,514,605	984,339	*
Ridgeworth International Equity Fund	1,409,901	864,249	*
Ridgeworth US Government Securities Fund	1,322,975	1,437,660

*	Investment was less than 5% of net assets.

**	The fair value of the Plan’s investment in SunTrust Retirement Stable Asset Fund B was $3,909,092 and $3,751,047 at December 31, 2009 and December 31, 2008, respectively.
4. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated August 28, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. The Plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

5. Transactions With Parties in Interest
Certain Plan investments are shares of funds managed by SunTrust Bank. SunTrust Bank is the Plan’s Trustee and, therefore, these transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.
The Plan held 238,707 and 245,504 shares of Aaron’s, Inc. Common Stock valued at $6,618,881 and $6,552,430 at December 31, 2009 and 2008, respectively. The Plan received $16,641 and $16,866 in common stock dividends from Aaron’s, Inc. in the years ended December 31, 2009 and 2008, respectively.
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedules
Aaron’s, Inc.
Employees Retirement Plan and Trust
(formerly Aaron Rents, Inc. Employees Retirement Plan and Trust)
EIN #58-0687630 Plan #001
Schedule H, Line 4a — Schedule of Delinquent Participant Contributions
Year Ended December 31, 2009

	Total that Constitute Nonexempt Prohibited Transactions			Total Fully
		Contributions	Contributions	Corrected
		Corrected	Pending	Under VFCP
	Contributions	Outside	Correction in	and PTE
Participant Contributions Transferred Late to Plan	Not Corrected	VFCP	VFCP	2002-51
Check here if Late Participant Loan Repayments are included: ☐
$1,933				$1,933	(1)
$4,983				$4,983	(2)

(1)
Represents delinquent participant contributions from various 2008 pay periods. The Company remitted lost earnings to the Plan during 2010, and plans to file Form 5330, Return of Excise Taxes Related to Employee Benefit Plans, in 2010.

(2)
Represents delinquent participant contributions from various 2007 pay periods. The Company remitted lost earnings to the Plan during 2010, and plans to file Form 5330, Return of Excise Taxes Related to Employee Benefit Plans, in 2010.

Schedule H Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2009

	(b)
	Identity of
	Issue, Borrower,		(e)
	Lessor, or	(c)	Current
(a)	Similar Party	Description of Investment	Value

*	Aaron’s, Inc.	Aaron’s, Inc. Common Stock Fund	$6,618,881
*	SunTrust Bank	SunTrust Retirement Stable Asset Fund B (at contract value)**	3,827,216
*	SunTrust Bank	Ridgeworth Large Cap Value Fund	3,520,027
*	SunTrust Bank	Ridgeworth Small Cap Value Fund	2,383,743
*	SunTrust Bank	Alliance Bernstein Balanced Fund Shares A	2,134,414
*	SunTrust Bank	Ridgeworth Large Cap Growth Fund	2,039,575
*	SunTrust Bank	Franklin Small-Mid Cap Growth Fund	1,514,605
*	SunTrust Bank	Ridgeworth International Equity Fund	1,409,901
*	SunTrust Bank	Ridgeworth US Government Securities Fund	1,322,975
*	SunTrust Bank	Goldman Sachs Mid Cap Value Fund	720,058
*	SunTrust Bank	T. Rowe Price Retirement Income Fund — R	96,547
*	SunTrust Bank	MFS Research International R3 Fund	73,047

			$25,660,989

*	Party-in-Interest

**	The fair value of the Plan’s investment in SunTrust Retirement Stable Asset Fund B was $3,909,092 at December 31, 2009.

Note:	Cost information has not been included in column (d) because all investments are participant directed.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Aaron Rents, Inc. Employees Retirement Plan and Trust (Name of Plan)
Date June 29, 2010	/s/ JAMES L. CATES
	Name:	James L. Cates
	Title:	Chairman Employee Benefits Committee

EXHIBIT INDEX

Exhibit	Description	Page

23	Consent of Ernst & Young LLP	14